[redacted]

BB 3/11

U
SECURITIES AN
Wash

09059602

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SEC Mail Processing Section
MAR 06 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53591

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passco Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

96 Corporate Park #200
(No. and Street)

Irvine (City) CA (State) 92606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas B Jahnke 949-263-7900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Balser, Horowitz, Frank & Wakeling
(Name – *if individual, state last, first, middle name*)

1551 N. Tustin Ave, #1010 (Address) Santa Ana, (City) CA (State) 92705 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/25

OATH OR AFFIRMATION

I, Thomas B Jahncke, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passco Capital Inc, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

M. TRAN
Commission # 1717224
Notary Public - California
Orange County
My Comm. Expires Jan 15, 2011

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF California)
)
COUNTY OF Orange)

Subscribed and sworn to (or affirmed) before me on this 25th day of February, 2009, by Thomas B. Jahncke, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

M. TRAN
Commission # 1717224
Notary Public - California
Orange County
My Comm. Expires Jan 15, 2011

Notary Public

(seal)

PASSCO

www.passco.net

96 Corporate Park
Suite 200
Irvine, CA 92606

949-442-1000 tel
949-442-2460 fax
877-4-PASSCO toll free

January 28, 2009

Balser, Horowitz, Frank & Wakeling
1551 N. Tustin Avenue, Suite 1010
Santa Ana, CA 92705

We are providing this letter in connection with your audit of the statements of financial condition and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows of Passco Capital, Inc. (the Company) as of December 31, 2008 and 2007, and for the years then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial condition, results of operations, and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief as of January 28, 2009, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which the Company is subject.

2. We have made available to you all of the following:

    a. Financial records and related data.

    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared. The most recent meetings held were: [*state by group and date*]

3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe that the effects of the uncorrected financial statement misstatements summarized in the accompanying schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the Company involving—

    a. Management,

    b. Employees who have significant roles in internal control, or

    c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

    a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.

    b. Guarantees, whether written or oral, under which the Company is contingently liable.

    c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with the AICPA's Statement of Position

    d. Arrangements with financial institutions involving compensating balance arrangements involving restrictions on cash balances and lines of credit, or similar arrangements.

    e. The following information about financial instruments with off-balance-sheet risk and financial instruments [including receivables] with concentrations of credit risk:

(a) The extent, nature, and terms of financial instruments with off-balance-sheet risk.

(b) The amount of credit risk of financial instruments with off-balance-sheet risk and information about the collateral supporting such financial instruments.

(c) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

f. Agreements to repurchase assets previously sold or resell assets previously purchased.

11. There are no—

a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Financial Accounting Standards Board (FASB) Statement No. 5, *Accounting for Contingencies.*

c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral, except as disclosed in the financial statements.

13. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.

c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

17. In addition, the Company at December 31, 2008, had—

a. Recorded all securities exchange memberships on the books.

b. Properly recorded all participation in joint accounts carried by others.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements of puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under Rule 15c3-1 and approved by [*Examining authority*].

19. In accordance with FASB Statement No. 157, the Company has categorized its financial instruments, based on the priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

20. The Company has assessed the impact of FASB Interpretation No. 48 and has determined that no material liability is required to be recorded.

21. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is at least reasonably possible that the events that could cause the severe impact will occur in the near term.

22. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto.

23. There are no significant deficiencies or material weaknesses or material inadequacies at December 31, 2008, or during the period January 1, 2009, to the date of the auditor's report, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

    a. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

    b. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by Rule 15c3-3.

    e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

    f. Making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

24. Net capital computations, prepared by the Company during the period from January 1, 2008, through the date of the auditor's report, indicated that the Company was in compliance with the requirements of Rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under Rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

25. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2009 through the date of the auditor's report.

26. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account. All consolidating entries have been properly recorded. All intracompany and intercompany accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

27. All borrowings and financial obligations of the Company of which we are aware are included in the financial statements at December 31, 2008 and 2007 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the statement of financial condition date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Judy Elliott

Jody Elliott, Senior Financial Analyst

Tom Jahncke, President

PASSCO CAPITAL, INC.

INDEPENDENT AUDITORS' REPORT

December 31, 2008 and 2007

2/25/09

PASSCO CAPITAL, INC.

December 31, 2008 and 2007

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Passco Capital, Inc.
Irvine, California

We have audited the accompanying statement of financial condition of Passco Capital, Inc. (the Company) as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Passco Capital, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
January 21, 2009

1551 N. Tustin Avenue., Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1035 • Fax (714) 543-1567

PASSCO CAPITAL, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31, 2008 and 2007

ASSETS

	2008	2007
Assets		
Cash and cash equivalents	$ 113,786	$ 101,556
Income taxes receivable	2,235	1,233
Prepaid expenses	416	3,412
Total assets	$ 116,437	$ 106,201

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Liabilities		
Accounts payable	$ 420	$ 720
Total liabilities	420	720
Stockholders' equity		
Common stock, no par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid in capital	8,000	8,000
Retained earnings	98,017	87,481
Total stockholders' equity	116,017	105,481
Total liabilities and stockholders' equity	$ 116,437	$ 106,201

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENTS OF INCOME
For the Years Ended December 31, 2008 and 2007

	2008	2007
Revenue		
Sales commissions	$ 4,191,593	$ 5,706,837
Due diligence fee	305,315	446,072
Lead underwriter fee	353,091	473,148
Marketing allowance	578,496	867,528
Other income	37	35,000
Total revenue	5,428,532	7,528,585
Operating expenses		
Broker dealer expenses	100	14,295
Commissions	4,079,145	5,548,781
Consulting fees	370,120	713,000
Due diligence	422,657	444,448
Marketing allowance	472,421	741,087
Miscellaneous fees	16,786	1,197
Office expenses	22,438	23,424
Outside services	30,039	19,625
Total operating expenses	5,413,706	7,505,857
Income before provision for income taxes	14,826	22,728
Provision for income taxes	4,290	4,371
Net income (loss)	$ 10,536	$ 18,357

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2008 and 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2006	$ 10,000	$ 8,000	$ 69,124	$ 87,124
Net income	-	-	18,357	18,357
Balances, December 31, 2007	10,000	8,000	87,481	105,481
Net income	-	-	10,536	10,536
Balances, December 31, 2008	$ 10,000	$ 8,000	$ 98,017	$ 116,017

See accompanying notes and independent auditors' report

PASSCO CAPITAL, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
December 31, 2008 and 2007

As of the audited years ended December 31, 2008 and 2007, no subordinated liabilities or agreements exist in the financial statements of Passco Capital, Inc.

PASSCO CAPITAL, INC.

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2008 and 2007

	2008	2007
Cash Flows From Operating Activities		
Net income	$ 10,536	$ 18,357
Changes in operating assets and liabilities:		
Taxes receivable	(1,002)	3,529
Prepaid expenses	2,996	(3,412)
Accounts payable	(300)	(180)
Net cash change from operating activities	12,230	18,294
Net change in cash and cash equivalents	12,230	18,294
Cash and cash equivalents, beginning of year	101,556	83,262
Cash and cash equivalents, end of year	$ 113,786	$ 101,556

There were no investing or financing activities for the years ended December 31, 2008 and 2007.

Supplemental Disclosures of Cash Flow Information

	2008	2007
Cash paid for:		
Income taxes	$ 4,290	$ 5,604

See accompanying notes and independent auditors' report

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 1 - Summary of significant accounting policies

Organization and nature of business

The Company, a California corporation, was incorporated on March 16, 1998, and adopted a fiscal year of December 31. It maintains its principal and only active office in Irvine, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. The business consists of the offering and sale of undivided tenant-in-common interests.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Stockholder's equity

The stockholder's equity consists of retained earnings and common stock outstanding. There are 18,000 shares of common stock authorized with 18,000 shares issued and outstanding as of December 31, 2008.

Income taxes

The provision for taxes and related asset or liability includes Federal and State of California income taxes.

Concentrations of credit risk

The Company maintains one bank account, the balance of which may, at times, be in excess of Federal Deposit Insurance Corporation (FDIC) limits. The Company has not experienced any losses in this account. Management does not believe that the Company is exposed to any significant credit risk in connection with cash and cash equivalents.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007

Note 2 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2008 and 2007, the Company had net capital of $113,366 and $102,069, respectively, which was $108,366 and 97,069 in excess of its required minimum net capital of $5,000 and $5,000. The Company's aggregate indebtedness to net capital ratio was .01% and .01% at December 31, 2008 and 2007, respectively.

Note 3 - Related party transactions

During 2005, the Company was sold to Passco Companies, LLC. Passco Companies, LLC is partially owned by a majority stockholder, Passco Real Estate Enterprises, Inc., a California Corporation.

The Company received commissions from Passco Companies, LLC, and affiliates of this entity totaling $4,191,593 and $5,706,837, respectively, from the sale of undivided tenant-in-common interests for the years ended December 31, 2008 and 2007.

The Company had entered into an expense sharing agreement with Passco Companies, LLC, under which Passco Companies, LLC would be responsible for the rent, utilities, telephone, postage, copies, and office supplies of the Company. During the years ended December 31, 2008 and 2007, the Company paid $347,000 and $713,000, respectively, for consulting fees not related to the expense agreements.

Note 4 - Income taxes

The provision for income taxes for the years ended December 31, 2008 and 2007, consists of the following:

	2008	2007
Federal	$ 2,670	$ 2,750
State	1,620	1,621
Total	$ 4,290	$ 4,371

PASSCO CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

Computation of net capital

	2008	2007
Total stockholders' equity	$ 116,017	$ 105,481
Deduct nonallowable assets:	2,651	3,412
Net capital	$ 113,366	$ 102,069

Aggregate indebtedness

	2008	2007
Items included in statement of financial condition:		
Other accounts payable	$ 420	$ 720
Total aggregate indebtedness	$ 420	$ 720
Ratio: Aggregate indebtedness to net capital	0.04%	0.07%

Computation of basic net capital requirement

	2008	2007
Minimum net capital required: Company	$ 5,000	$ 5,000
6-2/3% of total aggregate indebtedness	28	48
Net capital requirement	5,000	5,000
Excess net capital at 1,500 percent	108,366	97,069
Excess net capital at 1,000 percent	113,324	101,997
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 113,366	$ 102,069

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above. At December 31, 2008, the Company included income taxes receivable as a nonallowable asset, but as an allowable asset in 2007.

PASSCO CAPITAL, INC.
STATEMENTS UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

The audits disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17A-5 Part IIA dated December 31, 2008 and 2007, with the final audit report attached.

PASSCO CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008 and 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

PASSCO CAPITAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008 and 2007

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section k(2)(i), since it promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

BALSER, HOROWITZ, FRANK & WAKELING

AN ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

January 21, 2009

To the Board of Directors
Passco Capital, Inc.
Irvine, California

In planning and performing our audit of the financial statements of Passco Capital, Inc. (the Company), as of and for the years ended December 31, 2008 and 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705

TELEPHONE (714) 543-1035 • FAX (714) 543-1567

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
January 21, 2009